SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 8)*

                          John Wiley & Sons, Inc.
                             (Name of Issuer)

             Class A Common Stock, Par Value $1.00 Per Share
                      (Title of Class of Securities)

                                 968223206
                              (Cusip Number)

                             W. Robert Cotham
                        201 Main Street, Suite 2600
                          Fort Worth, Texas 76102
                              (817) 390-8400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               July 11, 1994
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 310,883 shares, which constitutes approximately 10.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 3,111,488 shares outstanding. The number of outstanding shares reported on the Issuer's most recent quarterly report on Form 10-K is 3,111,388.

1.  Name of Reporting Person:

    The Bass Management Trust

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: 00 - Trust Funds

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 77,696 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 77,696 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    77,696


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 2.5%


14. Type of Reporting Person: 00 - Trust

- ----------
(1) Power is exercised through its sole trustee, Perry R. Bass.

1.  Name of Reporting Person:

    Perry R. Bass

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 77,696 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 77,696 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    77,696 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 2.5%


14. Type of Reporting Person: IN

- ----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.  Name of Reporting Person:

    Nancy L. Bass

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    77,696 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 2.5%


14. Type of Reporting Person: IN

- ----------
(1) Solely in her capacity as one of two trustors of The Bass
    Management Trust.

1.  Name of Reporting Person:

    Lee M. Bass

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only

4.  Source of Funds: PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 77,696
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 77,696
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    77,696

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 2.5%


14. Type of Reporting Person: IN

1.  Name of Reporting Person:

    The Airlie Group L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 155,391 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 155,391 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    155,391

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 5.0%


14. Type of Reporting Person: PN

- ----------
(1) Power is exercised through its sole general partner, EBD L.P.

1.  Name of Reporting Person:

    EBD L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 155,391 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 155,391 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    155,391 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 5.0%


14. Type of Reporting Person: PN

- ----------
(1) Solely in its capacity as the sole general partner of The
    Airlie Group L.P.

1.  Name of Reporting Person:

    Dort A. Cameron III

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 155,391 (1)
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 155,391 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    155,391 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 5.0%


14. Type of Reporting Person: IN

- ----------
(1) Solely in his capacity as one of two general partners of EBD
    L.P., which is the sole general partner of The Airlie Group
    L.P.

1.  Name of Reporting Person:

    TMT-FW, Inc.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 155,391 (1)(2)
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 155,391 (1)(2)

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    155,391 (2)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 5.0%


14. Type of Reporting Person: CO

- ----------
(1) Power is exercised through its President, Thomas M. Taylor.
(2) Solely in its capacity as one of two general partners of EBD
    L.P., which is the sole general partner of The Airlie Group
        L.P.

1.  Name of Reporting Person:

    Thomas M. Taylor

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: Not Applicable

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 155,391 (1)
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 155,391 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    155,391 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): 5.0%


14. Type of Reporting Person: IN

- ----------
(1) Solely in his capacity as President and sole shareholder of TMT-FW, Inc., which is one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P.

1.  Name of Reporting Person:

    William P. Hallman, Jr.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.  Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    100 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares:
                                                           /   /


13. Percent of Class Represented by Amount in Row (11): <0.1% (2)


14. Type of Reporting Person: IN

- ----------
(1) Assumes the conversion of 100 shares of the Issuer's Class B
    Common Stock into 100 shares of the Stock.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 3,097,228 shares of the Stock outstanding.

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 1, 1993, as amended by Amendment No. 1 dated December 16, 1993, Amendment No. 2 dated February 17, 1994, Amendment No. 3 dated February 28, 1994, Amendment No. 4 dated March 7, 1994, Amendment No. 5 dated March 29, 1994, Amendment No. 6 dated April 5, 1994, and Amendment No. 7 dated April 20, 1994 (the "Schedule 13D"), relating to the Class A Common Stock, par value $1.00 per share, of John Wiley & Sons, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

    No material change

Item 2.  IDENTITY AND BACKGROUND.

    Paragraph (a) of Item 2 is hereby partially amended by adding at the end thereof the following:

    As a result of the matters described in Item 4 hereof, JMP no longer shall be a Reporting Person for purposes of this and all future filings on Schedule 13D.

    Paragraphs (b) - (c) of Item 2 are hereby partially amended so as to delete information with respect to JMP.

    (d) - (f)  No material change

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 hereby is amended in its entirety to read as follows:

    The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS        AMOUNT OF FUNDS

    BMT             Trust Funds(1)         $4,567,566.00

    PRB             Not Applicable         Not Applicable

    NLB             Not Applicable         Not Applicable

    LMB             Personal Funds(2)      $4,567,566.00

    TAG             Working Capital(3)     $9,135,076.61

    EBD             Not Applicable         Not Applicable

    DAC             Not Applicable         Not Applicable

    TMT-FW          Not Applicable         Not Applicable

    TMT             Not Applicable         Not Applicable

    WPH             Personal Funds(2)      $    8,250.00

    (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (3) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  PURPOSE OF TRANSACTION.

    Item 4 is hereby partially amended by adding at the end thereof the following:

    As described in the Issuer's public statement, a copy of which is attached hereto as Exhibit 99.4, the Reporting Persons currently intend to vote their shares in favor of the Issuer's five Class A director nominees at the 1994 annual meeting in September.

    Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Paragraphs (a) - (b) of Item 5 hereby are amended in their entireties to read as follows:

    (a)

    BMT

    The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 77,696, which constitutes approximately 2.5% of the outstanding shares of the Stock.

    PRB

    Because of his positions as Trustee and as a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 77,696 shares of the Stock, which constitutes approximately 2.5% of the outstanding shares of the Stock.

    NLB

    Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 77,696 shares of the Stock, which constitutes approximately 2.5% of the outstanding shares of the Stock.

    LMB

    The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 77,696, which constitutes approximately 2.5% of the outstanding shares of the Stock.

    TAG

    The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 155,391, which constitutes approximately 5.0% of the outstanding shares of the Stock.

    EBD

    Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 155,391 shares of the Stock, which constitutes approximately 5.0% of the outstanding shares of the Stock.

    DAC

    Because of his position as one of two general partners of EBD, the sole general partner of TAG, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 155,391 shares of the Stock, which constitutes approximately 5.0% of the outstanding shares of the Stock.

    TMT-FW

    Because of its position as one of two general partners of EBD, the sole general partner of TAG, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 155,391 shares of the Stock, which constitutes approximately 5.0% of the outstanding shares of the Stock.

    TMT

    Because of his position as the President and sole shareholder of TMT-FW, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 155,391 shares of the Stock, which constitutes approximately 5.0% of the outstanding shares of the Stock.

    WPH

    The aggregate number of shares of the Stock that WPH owns beneficially, pursuant to Rule 13d-3 of the Act, is 100, which constitutes less than 0.1% of the 3,097,228 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

    To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item
2 herein is the beneficial owner of any shares of the Stock.

    (b)

    BMT

    Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 77,696 shares of the Stock.

    PRB

    In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 77,696 shares of the Stock.


    NLB

    NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

    LMB

    LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 77,696 shares of the Stock.

    TAG

    Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 155,391 shares of the Stock.

    EBD

    As the sole general partner of TAG, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 155,391 shares of the Stock.

    DAC

    As one of two general partners of EBD, which is the sole general partner of TAG, DAC has shared power to vote or to direct the vote and to dispose or to direct the disposition of 155,391 shares of the Stock.

    TMT-FW

    As one of two general partners of EBD, which is the sole general partner of TAG, TMT-FW has shared power to vote or to direct the vote and to dispose or to direct the disposition of 155,391 shares of the Stock.

    TMT

    As the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, which is the sole general partner of TAG, TMT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 155,391 shares of the Stock.

    WPH

    WPH has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

    (c) - (e)  No material change

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 --    Agreement pursuant to Rule 13d-1(f)(1)(iii)

    Exhibit 99.2 --    Letter to the President and Chief
                       Executive Officer of the Issuer

    Exhibit 99.3 --    Letter to the President and Chief
                       Executive Officer of the Issuer

    Exhibit 99.4 --    Press Release issued by the Issuer

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:  July 11, 1994

                           /s/W. R. Cotham,
                           W. R. Cotham,
                           Attorney-in-Fact for:

                                 THE BASS MANAGEMENT TRUST (1)
                                 PERRY R. BASS (2)
                                 NANCY L. BASS (3)
                                 LEE M. BASS (4)
                                 THOMAS M. TAYLOR (5)
                                 DORT A. CAMERON III (6)
                                 WILLIAM P. HALLMAN, JR. (7)


                           THE AIRLIE GROUP L.P.,
                           a Delaware limited partnership

                           By:  EBD L.P., a Delaware
                                  limited partnership,
                                  General Partner

                           By:  TMT-FW, INC.,
                                  a Texas corporation,
                                  General Partner


                           By:      /s/W. R. Cotham
                                    W. R. Cotham,
                                    Vice President


                           EBD L.P.,
                           a Delaware limited partnership

                           By:  TMT-FW, INC.,
                                  a Texas corporation,
                                  General Partner


                           By:      /s/W. R. Cotham
                                    W. R. Cotham,
                                    Vice President


                           TMT-FW, INC.,
                           a Texas corporation


                           By:      /s/W. R. Cotham
                                    W. R. Cotham,
                                    Vice President



(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of William P. Hallman, Jr. previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1       Agreement pursuant to Rule
             13d-1(f)(1)(iii), filed herewith

  99.2       Letter to the President and Chief Executive
             Officer of the Issuer, previously filed with Amendment No. 3 to the Schedule 13D

  99.3       Letter to the President and Chief Executive
             Officer of the Issuer, previously filed with Amendment No. 6 to the Schedule 13D

  99.4       Press Release issued by the Issuer,
             filed herewith